February 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Catherine De Lorenzo
Ruairi Regan

Re:	Black Hawk Acquisition Corp
Draft Registration Statement on Form S-1
Submitted February 5, 2024
File No. 333-276857

Dear Ladies and Gentlemen:

On behalf of our client, Black Hawk Acquisition Corp, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”) received by electronic mail dated February 21, 2024 relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 5, 2023.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

Risk Factors

The excise tax included in the Inflation Reduction Act of 2022, page 47

1.	Refer to prior comment 1. We note you deleted the statement that the proceeds held in the trust account could be subject to the Excise Tax and instead have included a statement that you are not permitted to use the proceeds placed in the trust account and the interests earned thereon to pay any excise taxes. Please clarify whether the proceeds held in the trust account could be subject to the Excise Tax. We note that Section 1(j) and Exhibit C of the Investment Management Trust Agreement provide for the withdrawal from the Trust Account of interest earned on the Property requested by the Company to cover certain tax obligations. It is also unclear whether the IRS could assess liability against the trust for excise taxes.

Response: In response to the Staff’s comment, we have revised the disclosure on page 47 of the Amended Registration Statement.

Risks Relating to Our Securities

If we are deemed to be an investment company..., page 60

2.	Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also, include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, we have revised the disclosure on page 60 of the Amended Registration Statement. We further confirm that if the relevant facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company.

We thank the Staff for its review of the foregoing and believe the Amended Registration Statement and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

Celine and Partners, P.L.L.C.

/s/ Cassi Olson
Cassi Olson

cc:	Kent Louis Kaufman
Chief Executive Officer Black Hawk Acquisition Corp